UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

April 6, 2005 - Toronto

ACCLAIMED PRODUCER FRED FUCHS APPOINTED EXECUTIVE VICE PRESIDENT OF PEACE ARCH ENTERTAINMENT GROUP

Peace Arch Entertainment Group Inc. (AMEX and TSX: PAE), a diversified entertainment company, today announced the appointment of Fred Fuchs as Executive Vice President, effective immediately.  Mr. Fuchs will be responsible for all of Peace Arch’s dramatic television programming and digital media activities and will work to expand the Company’s flourishing feature production and sales operations.

“Fred Fuchs’ talent, relationships and vast experience in both film and television will be an invaluable asset to Peace Arch as we move forward building this Company,” stated CEO Gary Howsam.

Mr. Fuchs began his career in television producing award-winning series including FAIRIE TALE THEATER.  He then moved into features, producing for Francis Ford Coppola, and soon became President of American Zoetrope, Coppola’s production company. During his 12 years at Zoetrope, Fuchs was Producer or Executive Producer of 15 feature films including GODFATHER III, BRAM STOKER’S DRACULA, DON JUAN DE MARCO, THE SECRET GARDEN, and JOHN GRISHAM’S THE RAINMAKER. He also started a successful television division that produced many Mini Series and TV movies including THE ODYSSEY and MOBY DICK.  After leaving American Zoetrope in 1998, Fuchs started his own production company focusing on independent films, television and animation, and also acted as a business development consultant for a number of new media companies.  Mr. Fuchs has been nominated for a number of prestigious awards, including two Golden Globes, two Emmys and an Academy Award nomination for Best Picture.  He is a graduate of Wesleyan University.

Peace Arch Entertainment Group Inc. (www.peacearch.com) develops, produces and acquires feature films and television programming that it licenses to theatrical, home video and television distributors throughout the world.  Peace Arch’s current feature projects include the recently completed “Shadows in the Sun” starring Harvey Keitel, Joshua Jackson and Claire Forlani, the critically acclaimed “The Good Shepherd” starring Christian Slater and Molly Parker and “Our Fathers,” the first of an anticipated 15 films to be produced by Peace Arch and Showtime pursuant to a long-term co-production agreement between the two companies.  Through its subsidiary, The Eyes Project Development Corp., Peace Arch produces episodic lifestyle television series such as the award-winning “Campus Vets” and the popular home makeover show “Love It or Lose It,” along with celebrated documentaries like “Prisoners of Age.”

This press release includes statements that may constitute forward-looking statements, usually containing the words “believe,” “estimate,” ”project,” “expect,” or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company’s products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contacts:

Nicole Spracklin Peace Arch Entertainment Group Inc. (416) 487-0377 (ext. 237) nspracklin@peacearch.com	Robert Rinderman or Karin Oloffson Jaffoni & Collins Incorporated (212) 835-8500 PAE@jcir.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	April 6, 2005	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be “filed” for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.